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                                                                     Exhibit 7.2

FOR IMMEDIATE RELEASE                                                   CONTACT:

                                                              Robert J. McMullan
                              Executive Vice President & Chief Financial Officer
                                                                    201-812-8600

                                                           The BISYS Group, Inc.
                                                                   (NASDAQ:BSYS)



                         BISYS ADOPTS SHAREHOLDER RIGHTS PLAN

LITTLE FALLS, NEW JERSEY, May 8, 1997 -- The BISYS Group, Inc. announced today that its Board of Directors unanimously adopted a Shareholder Rights Plan. Under the Plan, each holder of Common Stock of BISYS will receive a dividend distribution at the rate of one Right for each share of Common Stock held of record as of the close of business on May 16, 1997.

The Rights are not being distributed in response to any effort to acquire control of the Company and the Board is not aware of any such effort.

Each Right will entitle holders of Common Stock to buy one share of Common Stock of BISYS at an exercise price of $175.00. The Rights would be exercisable, and would detach from the Common Stock (the "DISTRIBUTION DATE") only if a person or group (i) were to acquire 15 percent or more of the outstanding shares of Common Stock of BISYS; (ii) were to announce a tender or exchange offer that, if consummated, would result in a person or group beneficially owning 15 percent or more of the outstanding shares of Common Stock of BISYS; (iii) were declared by the Board to be an Adverse Person if such person or group beneficially owns 10% or more

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of the outstanding shares of Common Stock of BISYS; or (iv) acquired beneficial ownership of 40% or more of the outstanding shares of Common Stock of BISYS. In the event of any occurrence triggering the Distribution Date, each Right would entitle the holder (other than such an acquiring person or group) to purchase the outstanding shares of Common Stock of BISYS (or, in certain circumstances, common stock of the acquiring person) with a value of twice the exercise price of the Rights upon payment of the exercise price. BISYS will be entitled to redeem the Rights at $0.0025 per Right at any time. The Rights will expire at the close of business on May 16, 2007.

Details of the Rights Plan are outlined in materials that will be mailed to all shareholders.

The BISYS Group, Inc., headquartered in Little Falls, NJ, supports more than 5,000 financial institutions and corporate clients through its strategic business units. BISYS provides image and financial information outsourcing to more than 600 banks nationwide; designs, administers and distributes over 40 families of proprietary mutual funds consisting of more than 600 portfolios; provides 401(k) marketing support, administration and recordkeeping services to over 5,000 companies in partnership with 20 of the nation's leading bank and investment management companies; provides growth enabling loan-by-phone solutions, product pricing research and marketing services; and, provides outsourcing services for the distribution of insurance products. BISYS trades on NASDAQ under the symbol BSYS.